Plan of Distribution and Selling Securityholders
Through the Blackchip Platform investors can directly invest in art, wine and whisky opportunities which historically have been difficult for retail investors to access. The platform allows for investors to browse, screen potential investments and sign legal documents electronically. We intend to distribute each Class A interests exclusively through the Blackchip Platform with secondary trading options accessed via the Uniswap exchange. The platform will allow users to purchase asset tokens representing Class A shares in the Painting directly on the application. For the first time, investors can invest in rare, price appreciating asset classes using cryptocurrency. Artwork, wine and whisky have universal demand and through the tokenization of shares users have the freedom to trade those asset tokens easily and efficiently. Our manager will perform best efforts to find purchasers for each Class A share token, pursuant to this offering circular. Accordingly, the gross proceeds from the Offering shall be the same as the net proceeds from the Offering. This Offering will not exceed 18 months from the date of commencement which is in accordance with Rule 251(d)(3) of Regulation A. In the case that any Class A share tokens are not sold, the remaining shares will be issued to Blackchip Technologies. At the discretion of the Manager, the remaining asset tokens not sold can be distributed at a later date depending on future asset demand.